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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)1



                            EXCEL LEGACY CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    300665106
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                              THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 21, 2001
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 pages)


- --------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 300665106                     13D            PAGE 2 0F 6 PAGES


- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Price Group LLC
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
- --------------------------------------------------------------------------------
3        SEC USE ONLY

- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         No Funds Involved - OO
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
- --------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            5,250,000 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            5,250,000 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH

- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,250,000 (see Item 5)
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [-]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 8.53% (see Item 5)
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO - Limited Liability Company
- --------------------------------------------------------------------------------

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CUSIP NO. 300665106                     13D            PAGE 3 0F 6 PAGES



ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Excel Legacy Corporation, a Delaware corporation ("Legacy").

                  The address of the principal executive offices of Legacy is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

(a), (f) This statement is filed by The Price Group LLC, a California limited liability company ("Price Group").

                  The managers of Price Group (collectively the "Managers") are as follows:

                                 NAME                   POSITION
                                 ----                   --------
                              Sol Price                 Manager
                              Robert Price              Manager
                              James F. Cahill           Manager
                              Jack McGrory              Manager
                              Murray Galinson           Manager
                              Kathy Hillan              Manager
                              Joseph R. Satz            Manager

                  Each of the Managers is a citizen of the United States of America.

(b)-(c) The principal business of Price Group is real estate and investment.

                  The principal occupation for each of Mr. S. Price and Mr. R. Price is self-employed investor; each is also a manager of Price Group.

                  The principal occupation for Mr. Galinson is Chairman of San Diego National Bank; he is also a manager of Price Group.

                  The principal occupation for each of Mr. Cahill, Mr. McGrory, Ms. Hillan, and Mr. Satz is manager of Price Group.

                  The principal office of Price Group and the business address of each of the Managers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

(d)-(e) During the last five years, neither Price Group nor any of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not applicable.


ITEM 4.       PURPOSE OF TRANSACTION.

(a)-(j) In connection with the Agreement and Plan of Merger, dated as of March 21, 2001 (the "Merger Agreement"), among Price Enterprises, Inc., a Maryland corporation ("Enterprises"), PEI Merger Sub, Inc., a Maryland corporation ("Merger Sub"), and Legacy, Price Group entered into a Stockholder Agreement, dated as of March 21, 2001 (the "Stockholder Agreement"), with Enterprises, pursuant to which Price Group agreed,
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CUSIP NO. 300665106                     13D            PAGE 4 0F 6 PAGES


                  among other things, (1) to vote its shares of Legacy Common Stock in favor of the transactions contemplated by the Merger Agreement and (2) to refrain from transferring any interest in such shares except pursuant to the merger contemplated by the Merger Agreement, subject to certain terms and conditions set forth in the Stockholder Agreement.

                  The foregoing summary is qualified in its entirety by reference to the form of the Stockholder Agreement, a copy of which is attached hereto as Exhibit 3.1, and the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.2

(a)-(b) Price Group beneficially owns 5,250,000 shares of Legacy Common Stock or approximately 8.53% of the outstanding Legacy Common Stock. Of these shares, it has sole voting and dispositive power over all 5,250,000 shares and shared voting and dispositive power over no shares.

                  Mr. S. Price beneficially owns as, trustee of the Price Family Charitable Trust, Legacy debentures that are convertible into approximately 1,125,818 shares of Legacy Common Stock or approximately 1.83% of the outstanding Legacy Common Stock. Of these shares, he has sole voting and dispositive power over all 1,125,818 shares and shared voting and dispositive power over no shares.3

                  Mr. R. Price beneficially owns, as trustee of the Robert and Allison Price Charitable Remainder Trust, Legacy debentures that are convertible into approximately 1,268,000 shares of Legacy Common Stock or approximately 2.06% of the outstanding Legacy Common Stock. Of these shares, he has sole voting and dispositive power over all 1,268,000 shares and shared voting and dispositive power over no shares.

                  Mr. McGrory beneficially owns 2,000 shares of Legacy Common Stock or less than 0.01% of the outstanding Legacy Common Stock. Of these shares, he has sole voting and dispositive power over all 2,000 shares and shared voting and dispositive power over no shares.

(c)-(e)           Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth above in Item 4 above is hereby incorporated herein by reference.

                  In addition, Mr. S. Price and Mr. McGrory each entered independently into a stockholder agreement with Enterprises, dated as of March 21, 2001. Pursuant to their respective stockholder agreements, Mr. S. Price and Mr. McGrory each agreed, among other things, (1) to vote his respective shares of Legacy Common Stock in favor of the transactions contemplated by the Merger Agreement and (2) to refrain from transferring any interest in such shares except pursuant to the merger contemplated by the Merger Agreement, subject to certain terms and conditions set forth in their respective stockholder agreements.

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      2 Calculation of percentage ownership hereunder is based on 61,540,849 shares of Legacy Common Stock outstanding as of March 16, 2001, as disclosed in the Merger Agreement.

      3 The shares listed for Mr. S. Price exclude 17,455 shares of Legacy Common Stock held by the Price Family Charitable Fund, an organization for which Mr. S. Price serves as a director. Mr. S. Price has disclaimed beneficial ownership of these 17,455 shares. Mr. R. Price, Mr. Cahill, and Mr. McGrory are also directors of the Price Family Charitable Fund, and all disclaim beneficial ownership of these 17,455 shares.

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CUSIP NO. 300665106                     13D            PAGE 5 0F 6 PAGES

                  The foregoing summary is qualified in its entirety by reference to the form of the Stockholder Agreement, a copy of which is attached hereto as Exhibit 3.1, and the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

                  2.1 Agreement and Plan of Merger, dated as of March 21, 2001, between Enterprises, Merger Sub, and Legacy (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Legacy with the Securities and Exchange Commission ("SEC") on March 22, 2001).

                  3.1 Form of Stockholder Agreement, dated as of March 21, 2001, between Enterprises and certain stockholders of Legacy (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Legacy with the SEC on March 22, 2001).

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CUSIP NO. 300665106                     13D            PAGE 6 0F 6 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    March 30, 2001


                                  THE PRICE GROUP LLC


                                  /s/ James F. Cahill
                                  ----------------------------------------
                                  By: James F. Cahill
                                  Title: Manager